Supplement Dated July 17, 2014	Rule 424(b)(3)
(To Prospectus Supplement Dated August 10, 2012	File No. 333-182527
and Prospectus Dated July 3, 2012)

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Redemption Procedures:	ACH investments initiated through the online eService website or the automated phone system cannot be redeemed until three business days after such amounts are credited. In addition, any redemption of an ACH investment or an investment made by wire transfer may be further subject, at the issuer’s discretion, to additional holding periods or other restrictions. ACH Investments initiated through outside sources (e.g. Social Security, company payroll, etc.) cannot be redeemed until one business day after such amounts are credited.

Limitations on ACH Investments:	The issuer may set limitations with regard to ACH investments, including, but not limited to, limitations on the size or number of ACH investments in a given period. The issuer intends to impose, as of the effective date hereof, a daily dollar limit of $25,000 per ACH investment from a linked bank account initiated through the online eService website or automated phone system. The issuer may change this limitation or add additional limitations in the future.

Effective Dates:	Effective immediately with respect to any investments made following the date of this Supplement. Effective beginning fifteen calendar days following the date of this Supplement with respect to any investments made on or prior to such date.